12G 82-2227 20-F 0-29382

03003344

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – ... nal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

MINEFINDERS CORPORATION LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 7

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 19/12/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

SUPP

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Bailey

GIVEN NAMES: MARK H.

NO. STREET: 2930 HAYWARD DR. APT:

CITY: Bellingham

PROV.: Washington USA POSTAL CODE: 98226

BUSINESS TELEPHONE NUMBER: 604 - 687 - 6263

BUSINESS FAX NUMBER: 604 - 687 - 6267

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☒ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common SHARES	257,700							257,700	I	
options.	605,000	23/12/02	50	300,000		6.45		905,000	I	
options	905,000	06/1/03	57		*25,000	1.25		880,000	I	
options	880,000	06/1/03	57		*5,000	1.40		875,000	I	
Common SHARES	257,700	06/1/03	51	*30,000				287,700	I	
Common SHARES	287,700	06/1/03	11		*30,000			257,700	I	

03 JAN 15 ...

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The term ... used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

PROCESSED
FEB 0 3 2003
THOMSON FINANCIAL

BOX 6. REMARKS

* OPTIONS exercised and shares transferred to Ex-wife AS per Divorce settlement JAN, 2000. FINAL PAYMENT IN FULL. Exercised & Transfered with No benefit

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MARK H BAILEY

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 08/1/03

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